SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period November 30, 2006 to December 1, 2006
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                    ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing CDN $400,900,000 equity financing.

2.	Press Release announcing Extension of Offer to Purchase Outstanding Convertible Debentures.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
December 1, 2006	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) – TSX;
(PGH) – NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CDN $400,900,000 EQUITY FINANCING
(Calgary December 1, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively, “Pengrowth”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and including BMO Capital Markets, CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Merrill Lynch Canada Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Raymond James Ltd., Sprott Securities Inc., Dundee Securities Corporation, FirstEnergy Capital Corp., Peters & Co. Limited and Tristone Capital Inc. (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase 21,100,000 Pengrowth trust units at Cdn $19.00 per trust unit for gross proceeds of Cdn $400,900,000. Pengrowth has also granted to the Underwriters an over-allotment option, exercisable in whole or in part for a period of 30 days from the closing date, to purchase up to an additional 3,165,000 trust units at the same offering price.
The offering will be made pursuant to Pengrowth’s short form base shelf prospectus dated September 15, 2006. Under the offering, the trust units will be offered for sale to the public in Canada and the United States. In order to qualify the issue and sale of the trust units, a prospectus supplement will be filed with Canadian securities regulatory authorities in all Canadian provinces and with the U.S. Securities and Exchange Commission.
The offering is scheduled to close on or about December 8, 2006, subject to certain conditions, including the conditions set forth in the underwriting agreement. Purchasers of Pengrowth trust units issued pursuant to the offering will be eligible to receive the $0.25 per trust unit distribution payable on January 15, 2007.
The net proceeds from this offering will be used to finance a portion of the Cdn $1.0375 billion purchase price of the Canadian oil and natural gas producing properties and undeveloped lands to be purchased by Pengrowth through the acquisition of the shares of subsidiaries of Burlington Resources Ltd., a subsidiary of ConocoPhillips Canada, which was announced on November 29, 2006 and which is anticipated to close on or about January 18, 2007. In the interim, the net proceeds will be invested, used for general corporate or trust purposes or used to reduce outstanding indebtedness.

Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.UN) and the New York Stock Exchange (PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas producing properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million boe at December 31, 2005 (total proved plus probable reserves on a company interest before royalties basis based on forecast pricing). Pengrowth’s assets are generally characterized by low decline rates and high development potential allowing for a relatively stable production.

PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Advisory:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. You may obtain a copy of the prospectus relating to this offering from RBC Capital Markets, c/o RBC Dominion Securities, 277 Front Street West, 5th Floor, Toronto, Ontario M5V 2X4 telephone: (416) 842-5349 Attention: Simon Yeung.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the use of the proceeds of the offering, the closing date of the offering and the closing date of the acquisition of the shares of Burlington Resources Ltd. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory authorities, including changes in income tax laws; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES EXTENSION OF ITS OFFER TO
PURCHASE OUTSTANDING CONVERTIBLE DEBENTURES
(Calgary December 1, 2006) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively, “Pengrowth”) today announced that it has extended its offer to purchase all the outstanding 6.5 percent convertible extendible unsecured subordinated debentures (the “Debentures”).
On November 1, 2006, Pengrowth made an offer to purchase all its outstanding Debentures at a price equal to 101 percent of the principal amount of the Debentures plus any accrued but unpaid interest (the “Offer”), which Offer was to expire at 5:00 PM Mountain Time on December 6, 2006 (the “Initial Expiry Time”). The Offer will now expire at 5:00 PM Mountain Time on December 12, 2006 (the “New Expiry Time”).
Pursuant to the Offer, if before the Initial Expiry Time, a change in information occurred, that could reasonably be expected to affect a Debentureholder to accept or reject the Offer, Pengrowth would give notice of such change to Debentureholders, and provide at least 10 days following such notice, for Debentureholders to decide to tender their Debentures after consideration of such change in information.
On November 29, 2006, Pengrowth announced that it entered into an agreement to acquire Canadian oil and natural gas producing properties and undeveloped lands through the acquisition of four subsidiaries of Burlington Resources Limited, a subsidiary of ConocoPhillips for a purchase price of $1.0375 billion, subject to certain customary adjustments (the “CP Acquisition”). On that same date, Pengrowth also announced it commenced a marketed offering of approximately 20 million trust units through a syndicate of underwriters led by RBC Capital Markets, whereby the underwriters will have an option exercisable for a period of 30 days from the date of closing, to purchase up to 15% in additional trust units at a price equal to the offering price to cover over-allotment and for market stabilization purposes (the “Equity Offering”).
The Initial Expiry Time did not allow for the 10 day minimum period for consideration of this change in information. Therefore the Offer is being extended to the New Expiry Time to accommodate this minimum time requirement. All other unrelated terms and conditions of the Offer remain unchanged and applicable.
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.UN) and the New York Stock Exchange

(PGH). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the strongest in the energy trust sector with a proved plus probable reserve life index of 10.6 years and a reserve base of 219.4 million boe at December 31, 2005. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear, President
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191
Advisory:
This news release shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Caution Regarding Engineering Terms:
When used herein, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The U.S. Securities and Exchange Commission (“SEC”) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included in the documents incorporated by reference to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.
Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the CP Acquisition, Equity Offering, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, and development plans and programs. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.
The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.